                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------



                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      ------------------------------------


                For the quarterly period ended September 30, 1997
                                               ------------------

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                       Euro Canadian Centre, Fourth Floor
             Marlborough Street & Navy Lion Road, P.O. Box SS-6293,
                               Nassau, The Bahamas
                     (Address of principal executive office)

                      ------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F   X       Form 40-F
                                  -----               -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes           No   X
                                -----         -----

     [If  "Yes" is  marked,  indicate  below  the file  number  assigned  to the
registrant in connection with Rule 12g3-2(b):82-   ]

================================================================================

                     TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
         REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1997

                                      INDEX
                                      -----


                 PART I:           FINANCIAL INFORMATION                    PAGE
                                                                            ----
Item 1.   Financial Statements

             Consolidated Statements of Income
                   and Retained Earnings for the three and six months
                   ended September 30, 1997 and 1996..........................3

             Consolidated Balance Sheets -
                   September 30, 1997 and March 31, 1997......................4

             Consolidated Statements of Cash Flows
                   for the six months ended September 30, 1997
                   and 1996...................................................5

             Notes to Consolidated Financial
                   Statements.................................................6

Item 2.   Management's Discussion and Analysis of
                   Financial Condition and Results of Operations.............13


PART II:  OTHER INFORMATION..................................................17

SIGNATURES...................................................................18

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES


                        CONSOLIDATED STATEMENTS OF INCOME
                              AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)

                                                     Three Months Ended             Six Months Ended
                                                        September 30,                 September 30,
                                                   1997             1996          1997             1996
                                                   ----             ----          ----             ----
                                                     $  (Unaudited)   $             $  (Unaudited)   $
                                                   ---- ----------- ----          ---- ----------- ----

NET VOYAGE REVENUES
Voyage revenues                                   99,705           94,158       197,979         184,173
Voyage expenses                                   27,597           24,646        52,014          49,553
---------------------------------------------------------------------------------------------------------
Net voyage revenues                               72,108           69,512       145,965         134,620
---------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                         18,610           17,744        36,584          35,412
Time-charter hire expense                          2,764            1,680         4,056           3,343
Depreciation and amortization                     23,924           22,136        47,594          44,146
General and administrative                         4,916            4,699         9,689           9,095
---------------------------------------------------------------------------------------------------------
                                                  50,214           46,259        97,923          91,996
---------------------------------------------------------------------------------------------------------
Income from vessel operations                     21,894           23,253        48,042          42,624
---------------------------------------------------------------------------------------------------------

Other items
Interest expense                                 (14,688)         (15,406)      (28,780)        (30,832)
Interest income                                    2,089            1,674         3,892           3,153
Other income(loss) (note 7)                        2,977             (444)        3,131            (474)
---------------------------------------------------------------------------------------------------------
                                                  (9,622)         (14,176)      (21,757)        (28,153)
---------------------------------------------------------------------------------------------------------

Net income                                        12,272            9,077        26,285          14,471
Retained earnings, beginning of the period       390,101          363,084       382,177         363,690
---------------------------------------------------------------------------------------------------------
                                                 402,373          372,161       408,462         378,161
Dividends declared and paid                       (6,125)          (6,024)      (12,214)        (12,024)
---------------------------------------------------------------------------------------------------------

Retained earnings, end of the period             396,248          366,137       396,248         366,137
---------------------------------------------------------------------------------------------------------


Net income per common share (note 6)             $  0.43          $  0.32       $  0.92         $  0.52
Weighted average number of
    common shares outstanding (note 6)        28,617,157       28,088,370    28,515,470      28,033,393
---------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                                                As at                 As at
                                                            September 30,           March 31,
                                                                 1997                  1997
                                                                 ----                  ----
                                                                  $                     $
                                                                 ----                  ----
                                                             (Unaudited)
                                                             -----------


ASSETS
Current
Cash and cash equivalents                                       108,709              117,523
Marketable securities (note 2)                                    1,002
Accounts receivable
  -trade                                                         21,501               25,745
  -vessel sales                                                   9,785
  -other                                                            349                1,066
Prepaid expenses and other assets                                16,501               14,666
----------------------------------------------------------------------------------------------

Total current assets                                            157,847              159,000
----------------------------------------------------------------------------------------------

Marketable securities (note 2)                                   26,392

Vessels and equipment (note 5)
At cost, less accumulated depreciation of $473,937
  (March 31, 1997 - $457,779)                                 1,188,887            1,187,399
Advances on vessels                                                                    8,938
-----------------------------------------------------------------------------------------------

Total vessels and equipment                                   1,188,887            1,196,337
----------------------------------------------------------------------------------------------


Investment                                                                             6,335
Other assets                                                     10,621               11,166
----------------------------------------------------------------------------------------------

                                                              1,383,747            1,372,838
==============================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                                 14,636               16,315
Accrued liabilities                                              26,100               26,982
Current portion of long-term debt (note 5)                       65,132               36,283
----------------------------------------------------------------------------------------------

Total current liabilities                                       105,868               79,580
----------------------------------------------------------------------------------------------

Long-term debt (note 5)                                         624,257              663,443
----------------------------------------------------------------------------------------------

Total liabilities                                               730,125              743,023
----------------------------------------------------------------------------------------------

Stockholders' equity
Capital stock (note 6)                                          257,374              247,637
Retained earnings                                               396,248              382,178
----------------------------------------------------------------------------------------------

Total stockholders' equity                                      653,622              629,815
----------------------------------------------------------------------------------------------

                                                              1,383,747            1,372,838
==============================================================================================


Commitments and contingencies (notes 5 and 8)

The accompanying notes are an integral part of the consolidated financial statements.

                               TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (in thousands of U.S. dollars)

                                                              Six Months Ended September 30,
                                                                 1997                   1996
                                                                 ----                   ----
                                                                  $       (Unaudited)    $
                                                                 ----     -----------   ----
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                      26,285                14,471
Add (deduct) charges to operations not requiring
  a payment of cash and cash equivalents:
    Depreciation and amortization                               47,594                44,911
    Gain on disposition of assets                               (3,914)
    Other                                                        1,528                   717
Change in non-cash working capital items related to
    operating activities                                         2,972                 1,634
-------------------------------------------------------------------------------------------------
Net cash flow from operating activities                         74,465                61,733
-------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                    35,600                30,000
Scheduled repayments of long-term debt                         (19,083)               (9,551)
Prepayments of long-term debt                                  (27,408)
Net proceeds from issuance of Common Stock                       4,269                   498
Cash dividends paid                                             (6,746)               (6,506)
Other                                                             (171)                 (320)
-------------------------------------------------------------------------------------------------
Net cash flow from financing activities                        (13,539)               14,121
-------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                         (38,617)              (31,579)
Expenditures for drydocking                                     (9,618)               (7,607)
Net cash flow from investment                                    6,335
Proceeds on sale of available-for-sale securities                9,945
Purchases of available-for-sale securities                     (37,339)
Other                                                             (446)                  282
-------------------------------------------------------------------------------------------------
Net cash flow from investing activities                        (69,740)              (38,904)
-------------------------------------------------------------------------------------------------

(Decrease) increase in cash and cash equivalents                (8,814)               36,950
Cash and cash equivalents, beginning of the period             117,523               101,780
-------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of the period                   108,709               138,730
=================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
         (Information as at September 30, 1997, and for the Three-Month
      and Six-Month Periods Ended September 30, 1997 and 1996 is unaudited)

1.       Basis of Presentation

         The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the fiscal year ended March 31, 1997. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month and six-month periods ended September 30, 1997 are not necessarily indicative of those for a full fiscal year.

         Certain of the prior period comparative figures have been reclassified where necessary to conform with the presentation used in the current period.


2.       Marketable Securities

         Investments in marketable securities have been classified by management as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity. The Company classifies all marketable securities with a maturity date of twelve months or less under current assets.


3.       Cash Flows

         Cash interest paid during the six-month periods ended September 30, 1997 and 1996 totalled approximately $28,826,000 and $30,032,000, respectively.


4.       Income Taxes

         The legal  jurisdictions  of the countries in which the Company and its
         subsidiaries   are   incorporated  do  not  impose  income  taxes  upon
         shipping-related activities.


5.       Long-Term Debt

                                                                 September 30,        March 31,
                                                                     1997               1997
                                                                      $                  $
          ---------------------------------------------------------------------------------------
         First Preferred Ship Mortgage Notes (8.32%)
           U.S. dollar debt due through 2008                       225,000            225,000
         First Preferred Ship Mortgage Notes (9 5/8%)
           U.S. dollar debt due through 2004                       141,146            151,200
         Floating rate (LIBOR + 0.55% to 1 1/2%)
           U.S. dollar debt due through 2010                       323,243            323,526
         ----------------------------------------------------------------------------------------
                                                                   689,389            699,726
         Less current portion of long-term debt                     65,132             36,283
         ----------------------------------------------------------------------------------------
                                                                   624,257            663,443
         ========================================================================================

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
         (Information as at September 30, 1997, and for the Three-Month
      and Six-Month Periods Ended September 30, 1997 and 1996 is unaudited)


5.       Long-Term Debt (cont'd)

         The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at September 30, 1997, the fair value of these net assets approximated $278 million.

         The 9 5/8% First Preferred Ship Mortgage Notes due July 15, 2003 (the "9 5/8% Notes") are collateralized by first preferred mortgages on six of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by six subsidiaries of Teekay that own the mortgaged vessels (the "9 5/8% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at September 30, 1997, the fair value of these net assets approximated $190 million.

         During  the  three  months  ended   September  30,  1997,  the  Company
         repurchased $8.9 million of the 9 5/8% Notes.

         Condensed financial information regarding the Company, the 9 5/8% Notes Guarantor Subsidiaries, the 8.32% Notes Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

         As at September 30, 1997, the Company was committed to a series of interest rate swap agreements whereby $150 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 13.5 months. The swap agreements expire between October 1998 and December 1998. These arrangements effectively change the Company's interest rate exposure on $150 million of debt from a floating LIBOR rate to an average fixed rate of 5.85%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.


6.       Capital Stock

         Authorized

          25,000,000     Preferred Stock with a par value of $1 per share.
         125,000,000     Common Stock with no par value

         -----------------------------------------------------------------------------------------

                                              Common        Thousands     Preferred     Thousands
         Issued and outstanding                Stock        of shares       Stock       of shares
                                                $                             $
         -----------------------------------------------------------------------------------------
         Balance March 31, 1997               247,637        28,328           0            0
         Reinvested dividends                   5,468           175
         Exercise of stock options              4,269           193
         -----------------------------------------------------------------------------------------

         Balance September 30, 1997           257,374        28,696           0            0
         =========================================================================================

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
         (Information as at September 30, 1997, and for the Three-Month
      and Six-Month Periods Ended September 30, 1997 and 1996 is unaudited)

6.       Capital Stock (cont'd)

         The Company has reserved 1,882,956 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at September 30, 1997, options to purchase a total of 1,202,322 shares of the Company's Common Stock were outstanding, of which 604,558 options were then exercisable at prices ranging from
         $21.50 to $27.375 per share.  The  remaining  outstanding  options have exercise prices ranging from $21.50 to $33.50 per share. All outstanding options expire between July 19, 2005 and June 13, 2007, ten years after the date of grant.

         Net income per share is based upon the weighted average number of common shares outstanding during each period. Stock options have not been included in the computation of net income per common share since their effect thereon would not be material.

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"),
         "Earnings per Share" SFAS 128 requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all statements of earnings ending after December 15, 1997 for all entities with complex capital structures. The Company's EPS presentation will be subject to SFAS 128, but the Company does not anticipate the effect on its earnings per share to be material.


7.       Other Income (Loss)

                                                    Three Months                  Six Months
                                                 Ended September 30,          Ended September 30,
                                                  1997        1996              1997       1996
                                                   $           $                  $          $
         -------------------------------------------------------------------------------------------
         Gain on disposition of assets           3,914                         3,914
         Loss on repurchase of 9 5/8% Notes       (761)                         (761)
         Miscellaneous - net                      (176)      (494)               (22)      (474)
         -------------------------------------------------------------------------------------------

                                                 2,977       (444)             3,131      (474)
         ===========================================================================================



8.       Commitments and Subsequent Events

         Subsequent  to  September  30,  1997,   the  Company   repurchased  an
         additional $15.4 million of the 9 5/8% Notes.

         Subsequent to September 30, 1997 the Company entered into an agreement to sell two of its older Aframax tankers, for delivery during the third quarter of fiscal 1998, for a total sales price of $25.7 million.

         Also subsequent to September 30, 1997, the Company entered into agreements to purchase a modern second-hand Aframax tanker and a newbuilding Aframax tanker to be delivered during the third and fourth quarters of fiscal 1998, respectively, for $76.1 million in aggregate.

                                                                    SCHEDULE A
                TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES


            CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                       (in thousands of U.S. dollars)
                                 (Unaudited)



                                                                                    Three Months Ended September 30, 1997
                                          ------------------------------------------------------------------------------------------
                                                          9 5/8% Notes   8.32% Notes                                      Teekay
                                             Teekay        Guarantor      Guarantor     Non-Guarantor                 Shipping Corp.
                                          Shipping Corp.  Subsidiaries   Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                               $               $              $              $              $                $
                                          -------------   ------------   ------------   -------------  ------------   --------------
Net voyage revenues                                            13,334         9,322         109,769        (60,317)          72,108
Operating expenses                                 307          5,811         8,581          95,832        (60,317)          50,214
                                          ------------------------------------------------------------------------------------------
   Income (loss) from vessel operations           (307)         7,523           741          13,937                          21,894
Net interest income (expense)                   (8,365)           147           124          (4,505)                        (12,599)
Equity in net income of subsidiaries            21,657                                                     (21,657)
Other income (loss)                               (713)                                      (9,241)        12,931            2,977
                                          ------------------------------------------------------------------------------------------
Net income                                      12,272          7,670           865             191         (8,726)          12,272
Retained earnings (deficit),
   beginning of the period                     390,101         18,529       (17,688)        162,055       (162,896)         390,101
Dividends declared and paid                     (6,125)        (8,400)       (9,345)                        17,745           (6,125)
                                          ------------------------------------------------------------------------------------------
Retained earnings (deficit),
   end of the period                           396,248         17,799       (26,168)        162,246       (153,877)         396,248
                                          ==========================================================================================


                                                                                    Three Months Ended September 30, 1996
                                          ------------------------------------------------------------------------------------------
                                                          9 5/8% Notes   8.32% Notes                                      Teekay
                                             Teekay        Guarantor      Guarantor     Non-Guarantor                 Shipping Corp.
                                          Shipping Corp.  Subsidiaries   Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                               $               $              $              $              $                $
                                          -------------   ------------   ------------   -------------  ------------   --------------
Net voyage revenues                                             7,580         9,061         100,564        (47,693)          69,512
Operating expenses                                 427          5,601         8,751          79,173        (47,693)          46,259
                                          ------------------------------------------------------------------------------------------
   Income (loss) from vessel operations           (427)         1,979           310          21,391                          23,253
Net interest income (expense)                   (8,318)            22            37          (5,473)                        (13,732)
Equity in net income (loss) of subsidiaries     17,774                                                     (18,158)            (384)
Other income (loss)                                 48                                        3,051         (3,159)             (60)
                                          ------------------------------------------------------------------------------------------
Net income                                       9,077          2,001           347          18,969        (21,317)           9,077
Retained earnings (deficit),
   beginning of the period                     363,084         19,426          (727)         81,440       (100,139)         363,084
Dividends declared and paid                     (6,024)        (7,200)       (9,450)                        16,650           (6,024)
                                          ------------------------------------------------------------------------------------------
Retained earnings (deficit),
   end of the period                           366,137         14,227        (9,830)        100,409       (104,806)         366,137
                                          ==========================================================================================



------------------
(See Note 5)

SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                  (Unaudited)



                                                                          Six Months Ended September 30, 1997
                                          ------------------------------------------------------------------------------------------
                                                          9 5/8% Notes    8.32% Notes                                      Teekay
                                             Teekay        Guarantor      Guarantor     Non-Guarantor                 Shipping Corp.
                                          Shipping Corp.  Subsidiaries   Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                                $              $              $               $             $                $
                                          -------------   ------------   ------------   -------------  ------------   --------------
Net voyage revenues                                            26,496         18,408         219,677     (118,616)          145,965
Operating expenses                                 642         11,539         17,282         187,076     (118,616)           97,923
                                          ------------------------------------------------------------------------------------------
   Income (loss) from vessel operations           (642)        14,957          1,126          32,601                         48,042
Net interest income (expense)                  (16,682)           186            174          (8,566)                       (24,888)
Equity in net income of subsidiaries            44,274                                                    (44,229)               45
Other income (loss)                               (665)                                       10,430       (6,679)            3,086
                                          ------------------------------------------------------------------------------------------
Net income                                      26,285         15,143          1,300          34,465      (50,908)           26,285
Retained earnings (deficit),
     beginning of the period                   382,177         11,056        (18,124)        144,125     (137,057)          382,177
Dividends declared and paid                    (12,214)        (8,400)        (9,345)                      17,745           (12,214)
                                          ------------------------------------------------------------------------------------------
Retained earnings (deficit),
     end of the period                         396,248         17,799        (26,169)        178,590     (170,220)          396,248
                                          ==========================================================================================



                                                                          Six Months Ended September 30, 1996
                                          ------------------------------------------------------------------------------------------
                                                          9 5/8% Notes   8.32% Notes                                      Teekay
                                              Teekay       Guarantor      Guarantor     Non-Guarantor                 Shipping Corp.
                                          Shipping Corp.  Subsidiaries   Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                               $               $              $              $              $                $
                                          -------------   ------------   ------------   -------------  ------------   --------------
Net voyage revenues                                            15,129         18,023         195,773      (94,305)          134,620
Operating expenses                                842          11,138         17,251         157,070      (94,305)           91,996
                                          ------------------------------------------------------------------------------------------
   Income (loss) from vessel operations          (842)          3,991            772          38,703                         42,624
Net interest income (expense)                 (16,739)             59             93         (11,092)                       (27,679)
Equity in net income (loss) of subsidiaries    31,956                                                     (32,340)             (384)
Other income (loss)                                96                                          6,105       (6,291)              (90)
                                          ------------------------------------------------------------------------------------------
Net income                                     14,471           4,050            865          33,716      (38,631)           14,471
Retained earnings (deficit),
     beginning of the period                  363,690          17,377         (1,245)         66,693      (82,825)          363,690
Dividends declared and paid                   (12,024)         (7,200)        (9,450)                      16,650           (12,024)
                                          ------------------------------------------------------------------------------------------
Retained earnings (deficit),
     end of the period                        366,137          14,227         (9,830)        100,409     (104,806)          366,137
                                          ==========================================================================================

----------------
(See Note 5)

SCHEDULE A
                TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES


                          CONDENSED BALANCE SHEETS
                       (in thousands of U.S. dollars)
                                 (Unaudited)


                                                                         As at September 30, 1997
                                          ------------------------------------------------------------------------------------------
                                                          9 5/8% Notes   8.32% Notes                                      Teekay
                                            Teekay         Guarantor      Guarantor     Non-Guarantor                 Shipping Corp.
                                          Shipping Corp.  Subsidiaries   Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                               $               $              $              $              $                $
                                          -------------   ------------   ------------   -------------  ------------   --------------
   ASSETS
Cash and cash equivalents                          198         18,292         9,861          80,358                         108,709
Other current assets                            18,058            698           711          29,753            (82)          49,138
                                          ------------------------------------------------------------------------------------------
   Total current assets                         18,256         18,990        10,572         110,111            (82)         157,847
Vessels and equipment (net)                                   134,201       337,147         717,539                       1,188,887
Advances due from subsidiaries                 332,548                                                    (332,548)
Other assets (principally marketable
   securities, and investments in
   subsidiaries)                               675,141                                       37,018       (675,146)          37,013
                                          ------------------------------------------------------------------------------------------
                                             1,025,945        153,191       347,719         864,668     (1,007,776)       1,383,747
                                          ==========================================================================================
   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                              6,177          3,605         4,529          91,639            (82)         105,868
Long-term debt                                 366,146                                      258,111                         624,257
Due to (from) parent                                              (41)           29         357,405       (357,393)
                                          ------------------------------------------------------------------------------------------
   Total liabilities                           372,323          3,564         4,558         707,155       (357,475)         730,125
                                          ------------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                  257,374             10            23           5,933         (5,966)         257,374
Contributed capital                                           131,818       369,307           4,948       (506,073)
Retained earnings (deficit)                    396,248         17,799       (26,169)        178,590       (170,220)         396,248
                                          ------------------------------------------------------------------------------------------
   Total stockholders' equity                  653,622        149,627       343,161         189,471       (682,259)         653,622
                                          ------------------------------------------------------------------------------------------
                                             1,025,945        153,191       347,719         896,626     (1,039,734)       1,383,747
                                          ==========================================================================================


                                                                        As at March 31, 1997
                                          ------------------------------------------------------------------------------------------
                                                          9 5/8% Notes   8.32% Notes                                      Teekay
                                             Teekay        Guarantor      Guarantor     Non-Guarantor                 Shipping Corp.
                                          Shipping Corp.  Subsidiaries   Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                               $               $              $              $              $                $
                                          -------------   ------------   ------------   -------------  ------------   --------------
   ASSETS
Cash and cash equivalents                           32          9,248         8,732          99,511                         117,523
Other current assets                               128            667           755          40,009            (82)          41,477
                                          ------------------------------------------------------------------------------------------
   Total current assets                            160          9,915         9,487         139,520            (82)         159,000
Vessels and equipment (net)                                   137,486       344,315         714,536                       1,196,337
Advances due from subsidiaries                 362,704                                                    (362,704)
Other assets (principally
   investments in subsidiaries)                649,337                                       11,171       (643,007)          17,501
                                          ------------------------------------------------------------------------------------------
                                             1,012,201        147,401       353,802         865,227     (1,005,793)       1,372,838
                                          ==========================================================================================

   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                              7,386          4,573         2,581          65,122            (82)          79,580
Long-term debt                                 375,000                                      288,443                         663,443
Due to (from) parent                                              (56)           15         356,656       (356,615)
                                          ------------------------------------------------------------------------------------------
   Total liabilities                           382,386          4,517         2,596         710,221       (356,697)         743,023
                                          ------------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                  247,637             10            23           5,933         (5,966)         247,637
Contributed capital                                           131,818       369,307           4,948       (506,073)
Retained earnings (deficit)                    382,178         11,056       (18,124)        144,125       (137,057)         382,178
                                          ------------------------------------------------------------------------------------------
   Total stockholders' equity                  629,815        142,884       351,206         155,006       (649,096)         629,815
                                          ------------------------------------------------------------------------------------------
                                             1,012,201        147,401       353,802         865,227     (1,005,793)       1,372,838
                                          ==========================================================================================



----------------
(See Note 5)

SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)
                                  (Unaudited)

                                                                   Six Months Ended September 30, 1997
                                          ------------------------------------------------------------------------------------------
                                                           9 5/8% Notes  8.32% Notes                                     Teekay
                                             Teekay        Guarantor      Guarantor     Non-Guarantor                 Shipping Corp.
                                          Shipping Corp.  Subsidiaries   Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                               $                $              $               $              $              $
                                          -------------   ------------   ------------   -------------  ------------   --------------
Cash and cash equivalents provided by
     (used for)
OPERATING ACTIVITIES
                                          ------------------------------------------------------------------------------------------
   Net cash flow from operating activities    (36,610)         19,808          11,824       79,443                           74,465
                                          ------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                                35,600                           35,600
Repayments of long-term debt                   (8,854)                                     (37,637)                         (46,491)
Net proceeds from issuance of Common Stock      4,269                                                                         4,269
Other                                          23,616          (8,385)         (9,331)     (12,817)                          (6,917)
                                          ------------------------------------------------------------------------------------------
   Net cash flow from financing activities     19,031          (8,385)         (9,331)     (14,854)                         (13,539)
                                          ------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                         (2,379)         (1,364)     (44,492)                         (48,235)
Other                                          17,745               0               0      (39,250)                         (21,505)
                                          ------------------------------------------------------------------------------------------
   Net cash flow from investing activities     17,745          (2,379)         (1,364)     (83,742)                         (69,740)
                                          ------------------------------------------------------------------------------------------
Increase (decrease) in cash and
     cash equivalents                             166           9,044           1,129      (19,153)                          (8,814)
Cash and cash equivalents,
     beginning of the period                       32           9,248           8,732       99,511                          117,523
                                          ------------------------------------------------------------------------------------------
Cash and cash equivalents,
     end of the period                            198          18,292           9,861       80,358                          108,709
                                          ==========================================================================================


                                                                   Six Months Ended September 30, 1996
                                          ------------------------------------------------------------------------------------------
                                                          9 5/8% Notes   8.32% Notes                                      Teekay
                                             Teekay        Guarantor      Guarantor     Non-Guarantor                 Shipping Corp.
                                          Shipping Corp.  Subsidiaries   Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                               $               $              $               $              $               $
                                          -------------   ------------   ------------   -------------  ------------   --------------
Cash and cash equivalents provided by
     (used for)
OPERATING ACTIVITIES
                                          ------------------------------------------------------------------------------------------
   Net cash flow from operating activities    (13,802)        9,819         11,151          54,565                           61,733
                                          ------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                                30,000                           30,000
Repayments of long-term debt                                                                (9,551)                          (9,551)
Net proceeds from issuance of Common Stock        498                                                                           498
Other                                          (3,546)       (7,200)        (9,450)         13,370                           (6,826)
                                          ------------------------------------------------------------------------------------------
   Net cash flow from financing activities     (3,048)       (7,200)        (9,450)         33,819                           14,121
                                          ------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                       (1,835)           (24)        (37,327)                         (39,186)
Other                                          16,931           (16)            17         (16,650)                             282
                                          ------------------------------------------------------------------------------------------
   Net cash flow from investing activities     16,931        (1,851)            (7)        (53,977)                         (38,904)
                                          ------------------------------------------------------------------------------------------
Increase in cash and cash equivalents              81           768          1,694          34,407                           36,950
Cash and cash equivalents,
     beginning of the period                       28         8,613          5,210          87,929                          101,780
                                          ------------------------------------------------------------------------------------------
Cash and cash equivalents,
     end of the period                            109         9,381          6,904         122,336                          138,730
                                          ==========================================================================================


----------------
(See Note 5)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                               September 30, 1997
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay Shipping Corporation (the "Company") is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast. The Company's fleet consists of 43 tankers, including 40 Aframax oil tankers and oil/bulk/ore carriers, two smaller tankers, and one VLCC, for a total cargo-carrying capacity of approximately 4.3 million tonnes. Two of the Company's Aframax tankers are time-chartered in to the fleet.

Approximately 71% of the Company's net voyage revenue is currently derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a specified period of time. In aggregate, approximately 87% of the Company's net voyage revenue is currently derived from spot voyages or spot market- related COAs and time-charters. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income. Management believes that the Company has a competitive advantage over other tanker owners in the Aframax spot market.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability resulting from changes in the supply of and demand for tankers. Additionally, tanker markets have exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable winter weather patterns which tend to disrupt vessel scheduling.

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

Three Months Ended September 30, 1997 versus Three Months Ended
September 30, 1996.

The Company's net income was $12.3 million, or 43 cents per share, in the second quarter of fiscal 1998, which includes $3.9 million, or 14 cents per share, in gains on asset sales. In comparison, the Company earned $9.1 million, or 32 cents per share, in the second quarter of fiscal 1997, which did not include any gains or losses on asset sales. During the second quarter of fiscal 1998, Aframax spot charter rates in the Indo-Pacific basin suffered from seasonal weakness, which began in May and continued for a longer period than in the previous year, before recovering in September.

Income from Vessel Operations

The prolonged weakness in tanker rates during the summer months resulted in income from vessel operations decreasing 6.0%, from $23.3 million in the second quarter of fiscal 1997 to $21.9 million in the second quarter of fiscal 1998.

The Company's average fleet size was 6.4% larger in the second quarter of fiscal 1998 than in the second quarter of fiscal 1997, as three modern Aframax tankers were added to the Company's fleet and one older tanker was sold during the first half of fiscal 1998.

Net voyage revenues were $72.1 million in the second quarter of fiscal 1998, an increase of 3.7% over the second quarter of fiscal 1997, primarily due to the increase in average fleet size. The Company's fleet earned an average TCE rate of $19,834 in the second quarter of fiscal 1998, down 1.1% from $20,045 in the second quarter of fiscal 1997, primarily due to seasonal weakness in Aframax spot charter rates in the Indo-Pacific basin.

Increases in operating expenses were approximately in line with the increase in fleet size. Depreciation and amortization expense included amortization of drydocking costs of $3.1 million in the second quarter of fiscal 1998 and $2.5 million in the second quarter of fiscal 1997.

Interest Expense

Interest expense decreased 4.6% to $14.7 million in the second quarter of fiscal 1998, from $15.4 million in the second quarter of fiscal 1997, reflecting a reduction in the Company's total debt.

Six Months Ended September 30, 1997 versus Six Months Ended September 30, 1996

The Company's net income was $26.3 million, or 92 cents per share, in the first half of fiscal 1998, up from $14.5 million, or 52 cents per share, in the first half of fiscal 1997, primarily reflecting an improvement in the tanker charter market accompanied by a relatively stable cost environment. Net income for the first half of fiscal 1998 included gains on asset sales of $3.9 million, or 14 cents per share, while there were no asset sales in the same period of the prior year.

Income from Vessel Operations

The combination of increased average TCE rates and a larger fleet operating in a relatively stable cost environment resulted in a 12.7% increase in income from vessel operations, to $48.0 million in the first half of fiscal 1998 from $42.6 million in the first half of fiscal 1997.

In the first half of fiscal 1998, the Company chartered-in two Aframax tankers, added a new Aframax tanker to its fleet and sold a 1979-built Aframax tanker. As a result, the Company's fleet was 4.7% larger on average in the first half of fiscal 1998 than during the first half of fiscal 1997.

Net voyage revenues were $146.0 million in the first half of fiscal 1998, an increase of 8.4% as compared to the first half of fiscal 1997. This reflects the increase in the Company's average fleet size, as well as improvements in tanker charter market conditions. The Company's fleet earned an average TCE rate of $20,508 in the first half of fiscal 1998, up 4.9% from $19,557 in the first half of fiscal 1997.

Operating expenses increased approximately in line with the larger fleet. Depreciation and amortization expense included amortization of drydocking costs of $6.3 million in the first half of fiscal 1998 and $5.1 million in the first half of fiscal 1997.

Interest Expense

Interest expense decreased 6.5% to $28.8 million in the first half of fiscal 1998, from $30.8 million in the first half of fiscal 1997, reflecting a reduction in the Company's total debt.

The following table illustrates the relationship between fleet size (measured in ship-days), time charter equivalent ("TCE") per revenue-generating ship-day performance, and operating results per calendar ship-day:

                                                     Three Months Ended                Six Months Ended
                                                          September                        September
                                                     1997            1996              1997          1996
-----------------------------------------------------------------------------------------------------------------
Total calendar ship-days                            4,015           3,773              7,828          7,475

Non-revenue days                                      286             229                538            441
-----------------------------------------------------------------------------------------------------------------
Revenue-generating ship-days (A)                    3,729           3,544              7,290          7,034
-----------------------------------------------------------------------------------------------------------------
Net voyage revenue before commissions (B)         $73,960         $71,039           $149,503       $137,562
(000's)
-----------------------------------------------------------------------------------------------------------------
Time charter equivalent (TCE) (B/A)               $19,834         $20,045            $20,508        $19,557
=================================================================================================================
Operating results per calendar ship-day:
   Net voyage revenue                             $17,960         $18,424            $18,647        $18,009
   Vessel operating expense                         4,816           4,820              4,808          4,856
   General and administrative expense               1,224           1,245              1,238          1,217
   Drydocking expense                                 762             668                808            683
------------------------------------------------------------------------------------------------------------------
Operating cash flow per calendar ship-day         $11,158         $11,691            $11,793        $11,253
==================================================================================================================

Liquidity and Capital Resources

The Company's total liquidity, including cash, cash equivalents, marketable securities, and undrawn long-term lines of credit, was $265.5 million as at September 30, 1997, virtually unchanged from $258.6 million as of the beginning of the fiscal year, as the Company has used its free operating cash flow during the first half of 1998, after debt principal and dividend payments, for capital expenditures.

Net cash flow from operating activities was $74.5 million in the first half of fiscal 1998, compared to $61.7 million in the first half of fiscal 1997, reflecting an improvement in tanker charter market conditions and the increase in the size of the Company's fleet.

During the first half of fiscal 1998, the Company incurred capital expenditures for vessels and equipment of $38.6 million, mainly as a result of the delivery of the HAMANE SPIRIT. This expenditure was financed through additional debt. Capital expenditures for drydocking were higher than average, at $9.6 million in the first half of fiscal 1998, reflecting a larger than usual number of scheduled drydockings. Subsequent to September 30, 1997, the Company sold two of its older tankers for a total sales price of $25.7 million. Also subsequent to September 30, 1997, the Company entered into agreements to purchase a modern second-hand Aframax tanker, and a newbuilding Aframax tanker to be delivered during the third and fourth quarters of fiscal 1998, respectively, for $76.1 million in aggregate. It is intended that these acquisitions will be financed through operating cash flow, existing lines of credit, and cash balances.

The Company's scheduled debt repayments were $19.1 million during the first half of fiscal 1998, up from $9.6 million in the first half of fiscal 1997, as a result of debt refinancings which have occurred over the past twelve months.

During the second quarter of fiscal 1998, the Company prepaid $18.0 million of its floating rate debt and repurchased a principal amount of $8.9 million of its 9 5/8% First Preferred Ship Mortgage Notes. Subsequent to the end of the quarter, the Company repurchased an additional principal amount of $15.4 million of such notes.

Dividend payments during the first half of fiscal 1998 were $12.2 million, or 43 cents per share, of which $6.7 million was paid in cash and $5.5 million was paid in the form of common shares issued under the Company's dividend reinvestment plan.


Forward-Looking Statements

This Report on Form 6-K for the quarterly period ended September 30, 1997 contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to future events and financial performance, in particular the statements regarding the Company's competitive advantage over other tanker owners in the Aframax spot market and seasonal variations in the tanker market. The following factors are among those that could cause actual results to differ materially from the forward- looking statements and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; unanticipated changes in laws and regulations and the Company's ability to comply with all existing and future laws and regulations; changes in demand for modern, high quality vessels; risks incident to vessel operation, including pollution; whether, as is typical, oil consumption in the northern hemisphere will increase in the fall and winter months and unpredictable weather patterns in the winter months will tend to disrupt vessel scheduling, factors that historically have resulted in increased oil price volatility and increased oil trading activity; and other risks detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. Certain of these factors affect whether oil consumption growth is met by increased production in the Mideast, or by suppliers closer to markets, a variable which affects tonne-mile demand growth. The Company may issue additional written or oral forward-looking statements from time to time which are qualified in their entirety by the cautionary statement contained in this paragraph and in other reports filed by the Company with the U.S. Securities and Exchange Commission.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                               SEPTEMBER 30, 1997

                           PART II: OTHER INFORMATION


Item 1 - Legal Proceedings
         None

Item 2 - Changes in Securities
         None

Item 3 - Defaults Upon Senior Securities
         None

Item 4 - Submission of Matters to a Vote of Security Holders
         None

Item 5 - Other Information
         As reported in the Company's press release dated July 22, 1997, the Company announced that Anthony Gurnee, the Company's Chief Financial Officer and VP Business Development, resigned from his position with the Company, and accepted a position as President of Nedship International, Inc., the New York-based subsidiary of Nedship Bank, effective early September, 1997.

         As reported in the Company's press release dated October 8, 1997, the Company announced that Peter Antturi was promoted to the position of Vice President and Chief Financial Officer . Mr. Antturi joined the Company in 1991 and held the position of Controller since March 1992, before becoming the acting Chief Financial Officer in July 1997. Prior to joining Teekay, he served in various accounting and finance roles in the shipping industry since 1985.

Item 6 - Exhibits and Reports on Form 6-K
         a.       Exhibits
                  27.1 Financial Data Schedule

         b.       Reports on Form 6-K
                  None


THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE
COMMISSION ON OCTOBER 4, 1995.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TEEKAY SHIPPING CORPORATION



Date:    November 14, 1997                     By:        /s/ Peter S. Antturi
                                                         --------------------
                                                         Peter S. Antturi
                                                         Chief Financial Officer